Form SC 13D

TIRION GROUP, INC.
Filed: September 21, 2005 (period: )

Filing by person(s) reporting owned shares of common stock in a public company >5%




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 -------------
                                 SCHEDULE 13D*
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO
                                  RULE 13d-2(a)

              EGPI FIRECREEK, INC. (Formerly Energy Producers,
Inc.)
------------------------------------------------------------------
--------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
------------------------------------------------------------------
--------------
                         (Title of Class of Securities)

                                    268487105
------------------------------------------------------------------
--------------
                                 (CUSIP Number)

Thomas W. Vassar, Esq.
Jung & Vassar, P.C.
PO Box 12548
Arlington, VA 22219
(703) 465-2142
------------------------------------------------------------------
--------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 14, 2005
------------------------------------------------------------------
--------------
                          (Date of Event which Requires
                            Filing of This Statement)

         If the filing person has previously filed a statement on
Schedule 13G
to report the acquisition that is the subject of this Schedule
13D, and is
filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-
1(g), check the
following box. [ ]
         NOTE: Schedules filed in paper format shall include a
signed original
and five copies of the schedule, including all exhibits. See Rule
13d-7 for
other parties to whom copies are to be sent.
                         (Continued on following pages)
                              (Page 1 of 7 Pages)
-------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                          -------------
--------------
CUSIP NO.        268487105        SCHEDULE 13D       PAGE 2 OF 7
PAGES
---------------------------                          -------------
--------------
----------- ------------------------------------------------------
--------------
    1       NAME OF REPORTING PERSON

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)

                                    Tirion Group, Inc.
----------- ------------------------------------------------------
--------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [ ]
----------- ------------------------------------------------------
--------------
    3       SEC USE ONLY
----------- ------------------------------------------------------
--------------
    4       SOURCE OF FUNDS*
            OO
----------- ------------------------------------------------------
--------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)
[ ]
----------- ------------------------------------------------------
--------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            British Virgin Islands
----------- ------------------------------------------------------
--------------
                         7      SOLE VOTING POWER
                                67,996,340 (see Item 5)
                      --------------------------------------------
-------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    -0-
  OWNED BY            --------------------------------------------
-------------
    EACH                 9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    67,996,340 (see Item 5)
                      --------------------------------------------
-------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
----------- ------------------------------------------------------
--------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            67,996,340 (see Item 5)
----------- ------------------------------------------------------
--------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
[ ]

----------- ------------------------------------------------------
--------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            33.5% (see Item 5)
----------- ------------------------------------------------------
--------------
    14      TYPE OF REPORTING PERSON*
            CO
----------- ------------------------------------------------------
--------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
---------------------------                          -------------
--------------
CUSIP NO.       268487105         SCHEDULE 13D       PAGE 3 OF 7
PAGES
---------------------------                          -------------
--------------

ITEM 1.       SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the shares
("Shares") of common
stock, $0.001 par value, of EGPI Firecreek, Inc. (Formerly Energy
Producers, Inc.)

the "Issuer"). The principal executive office of the Issuer is located at 6564
Smoke Tree Lane Scottsdale AZ 85253-4128.

ITEM 2.       IDENTITY AND BACKGROUND.

(a) This statement is filed by Tirion Group, Inc., a British Virgin Islands corporation (the "Reporting Person"). The Reporting Person is a private money management firm which holds the Shares of the Issuer in various accounts under its management and control. The principal of the Reporting Person is Rupert
C. Johnson (the "Principal").

     (b) The principal business address of the Reporting Person and the
Principal is U.K. Representative Office, No. 2 Union Terrace,
Barnstaple
Devon United Kingdom EX329AB.

     (c) The principal business of the Reporting Person and the Principal is investing for accounts under their management.

     (d) Neither the Reporting Person nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Reporting Person nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     (f) The Reporting Person is a corporation organized in the British Virgin Islands. The Principal is a citizen of the United Kingdom.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of the date of this filing, the Reporting Person may be deemed the beneficial owner of 67,996,340 Shares outright. The aggregate purchase price of the 67,996,340 Shares owned beneficially by the Reporting Person is
$4,079,780.48. Such Shares were acquired as a result of the conversion into
Shares of all amounts due and owing under the Callable Secured
Convertible
Note (?Note?) dated May 19, 2005 between EGPI Firecreek Inc.
(?Borrower?)
and Tirion Group, Inc.


---------------------------                          -------------
--------------
CUSIP NO.       268487105          SCHEDULE 13D       PAGE 4 OF 7
PAGES
---------------------------                          -------------
--------------

ITEM 4.       PURPOSE OF TRANSACTION.

     On September 14, 2005, the Reporting Person's beneficial ownership first exceeded 5% of the Issuer's outstanding Shares.

     The Reporting Person acquired the Shares for investment in the ordinary course of business. The Reporting Person believes that the Shares at current market prices are undervalued and represent an attractive investment opportunity. In certain instances representatives of the Reporting Person will engage in discussions with the management of companies in which it has invested concerning the business and operations of the company and/or approaches to maximizing shareholder value.

     Neither the Reporting Person nor the Principal has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.
The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the
Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its

Shares, pursuing alone or with others further discussions with the Issuer, other stockholders and third parties, seeking Board representation and/or otherwise changing its intention with respect to any and all matters referred to in Item 4.

ITEM 5.       INTEREST IN SECURITIES OF THE COMPANY.

     (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 202,952,018 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's
Prospectus
on Form 424B2 filed on September 8, 2005.

     As of the close of business on September 14, 2005, the Reporting Person may be deemed to beneficially own 67,996,340 Shares, as described in section (b) below, constituting approximately 33.5% of the Shares outstanding.

     (b) As of the date of this filing, the Reporting Person may be deemed the beneficial owner of 67,996,340 Shares outright. The aggregate purchase price of the 67,996,340 Shares owned beneficially by the Reporting Person is $4,079,780.48.
The Reporting Person has sole voting and dispositive powers over the 67,996,340 Shares reported herein, which powers are exercised by the Principal.

(b) There were no transactions in the Shares effected by the Reporting Persons during the past sixty days.

---------------------------                          -------------
--------------
CUSIP NO.       268487105         SCHEDULE 13D       PAGE 5 OF 7
PAGES
---------------------------                          -------------
--------------

     (d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH
              RESPECT TO SECURITIES OF THE COMPANY.

     The Reporting Person entered into a Securities Purchase Agreement with the Issuer on May 2005 for the sale of (i) $4,000,000 in callable secured convertible notes (the ?Notes?); and (ii) warrants to buy 2,000,000 shares of issuer?s common stock (the ?Warrant?). The Reporting Person was obligated to provide Issuer with an aggregate of $4,000,000, of which $2,000,000 was disbursed on May 19, 2005 and $2,000,000 was disbursed on June 16,
2005.   The Issuer received a total of $4,000,000 pursuant to the
Securities Purchase Agreement. The callable secured convertible notes carried interest at seven percent (7%) per annum, matured within one year from the date of issuance, and were convertible into Issuer?s common stock at the Reporting Person?s option. The conversion price of the Notes was eighty percent (80%) of the lowest closing bid price of the Issuer?s common stock for the five
(5) trading days immediately preceding a conversion date. The Notes could be converted at the option of the holder no sooner than 90 days from the date of issuance and maturity. On September 14, 2005, the Reporting Person exercised its option of conversion under the Notes. A copy of the Notice of Conversion is provided herewith as Exhibit A.

          The Reporting Person also received from Issuer a Warrant to purchase 2,000,000 shares of Issuer?s common stock. The Warrants are exercisable until two years from the date of issuance. The exercise price of the Warrants can be adjusted in the event that the Issuer issues common stock at a price below the fixed conversion price, below market price, with the exception of any securities issued in connection with the Securities Purchase Agreement. The exercise price of the Warrants may be adjusted in certain circumstances, such as, if Issuer pays a stock dividend, subdivides or combines outstanding shares of common stock into a greater or lesser number of shares, or takes such other actions as would otherwise result in dilution of the selling stockholder?s position. In addition, Issuer granted the Reporting Person a security interest in substantially all of Issuer?s assets and intellectual property.

          The Warrants have an exercise price of eighty percent (80%) of the average of the Issuer?s lowest three (3) closing bid prices for the previous thirty (30) trading days from the date the Warrants are exercised. The Warrants have both cash and cashless exercise provisions. The Reporting Person will be entitled to exercise the Warrants on a cashless basis if the shares of common stock underlying the warrants are not then registered pursuant to an effective registration statement. In the event that the Reporting Person exercises the Warrants on a cashless basis, then Issuer will not receive any proceeds. In addition, the exercise price of the Warrants will be adjusted in the event



---------------------------                          -------------
--------------
CUSIP NO.       268487105         SCHEDULE 13D       PAGE 6 OF 7
PAGES
---------------------------                          -------------
--------------

Issuer issues common stock at a price below market, with the exception of any securities issued as of the date of the Warrants or issued in connection with the callable secured convertible notes issued pursuant to the Securities Purchase Agreement.

Upon the issuance of shares of common stock below the market price, the exercise price of the Warrants will be reduced accordingly. The Market Price means: (i) the average of the last reported sale prices for the Issuer?s shares of Common Stock for the five trading days immediately preceding such issuance as set forth on Issuer?s principal trading market; (ii) if the OTCBB is not the principal trading market, the average of the last reported sale prices on the principal trading market for the common stock during the same period or (iii) if the market value cannot be calculated then the fair market value as reasonably determined in good faith by Issuer?s board of directors, or at the option of a majority-in-interest of the holders of the outstanding warrants, by an independent investment bank. The exercise price shall be determined by multiplying the exercise price in effect immediately prior to the dilutive issuance by a fraction. The numerator of the fraction is equal to the sum of the number of shares outstanding immediately prior to the offering plus the quotient of the amount of consideration received by Issuer in connection with the issuance divided by the market price in effect immediately prior to the issuance. The denominator of such issuance shall be equal to the number of shares outstanding after the dilutive issuance.


A complete copy of the Securities Purchase Agreement and related documents are filed with the SEC as exhibits to Issuer?s Current
Report on Form 8-K relating to the Issuer's Prospectus on Form
424B2 filed on September 8, 2005
and incorporated by reference therein.

Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A ? Notice of Conversion dated September 14, 2005 from the Reporting Person.


---------------------------                          -------------
--------------
CUSIP NO.       268487105         SCHEDULE 13D       PAGE 7 OF 7
PAGES
---------------------------                          -------------
--------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 2005

                                                   TIRION GROUP,
INC.


                                                   By: /s/ RUPERT
C. JOHNSON
                                                       -----------
--------------
									Name: Rupert C.
Johnson
						Title: Authorized Officer



CUSIP NO. 268487105				EXHIBIT A TO SCHEDULE 13D

NOTICE OF CONVERSION
(To be Executed by the Registered Holder in order to Convert the Note)

The undersigned is the holder (?Holder?) of that certain Callable Secured Promissory Note (?Note?) dated May 19, 2005, executed by EGPI Firecreek, Inc., a Nevada corporation (?Borrower?). Holder hereby irrevocably elects to convert $4 million principal amount of the Note into shares of common stock, par value $.001 per share (?Common Stock?), of Borrower according to the conditions of the Note, as of the date written below. If securities are to be issued in the name of a person other than Holder, Holder will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates. No fee will be charged to Holder for any conversion, except for transfer taxes, if any. A copy of the
Note is attached hereto (or evidence of loss, theft or destruction thereof).

Borrower shall electronically transmit the Common Stock issuable pursuant to this Notice of Conversion to the account of Holder or its nominee with DTC through its Deposit Withdrawal Agent
Commission system (?DWAC Transfer?).

	Name of DTC Prime Broker: American Wealth Management
	Account Number: Pending

In lieu of receiving shares of Common Stock issuable pursuant to this Notice of Conversion by way of a DWAC Transfer, Holder requests that Borrower issue a certificate or certificates for the number of shares of Common Stock set forth below (which numbers are based on Holder?s calculation attached hereto) in the name(s) specified immediately below or, if additional space is necessary, on an attachment hereto:

	Name: Tirion Group, Inc.
	Address:	UK Representative Office ? No. 2 Union Terrace,
Barnstaple 				Devon UK EX329AB

Holder represents and warrants that all offers and sales by the undersigned of the securities issuable to Holder upon conversion of the Note shall be made pursuant to registration of the securities under the Securities Act of 1933, as amended (the ?Act?), or pursuant to an exemption from registration under the Act.

		Date of Conversion:  September 14, 2005
		Applicable Conversion Price: $.06 Share
		Number of Shares of Common Stock to be Issued Pursuant
to
		Conversion of the Note: 67,996,340
		Signature: /s/ Rupert C. Johnson
		Name: Rupert C. Johnson
		Address: Tirion Group, Inc., UK Representative Office ?
No. 2 Union 		Terrace, Barnstaple Devon UK EX329AB

If this is the final conversion under the Note, Holder agrees that Borrower shall issue and deliver shares of Common Stock to an overnight courier not later than three business days following
Borrower?s receipt of the original Note.